MDS CONTACTS:
MEDIA: Janet Ko
 (905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Peter Dans
                                                       (905) 267-4230 peter.dans@mdsinc.com

DANAHER CONTACT:
MEDIA AND INVESTORS: Matt McGrew
(202) 828-0850 matt.mcgrew@danaher.com

For Immediate Release:

MDS Inc. and Danaher Corporation Receive Second Request for Information
from U.S. Federal Trade Commission for MDS Analytical Technologies Sale

TORONTO, CANADA and WASHINGTON, D.C., November 3, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, and Danaher Corporation (NYSE: DHR), a diversified technology leader, today announced that they have each received a Second Request for information from the Federal Trade Commission (FTC) regarding the sale of MDS Analytical Technologies.

The Second Request relates to a global market segment that MDS and Danaher estimate generates less than $50 million in annual revenues for all sellers combined.

The information request was issued under notification requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (HSR Act). The effect of the Second Request is to extend the waiting period imposed by the HSR Act for a period of 30 calendar days from the date of the parties’ substantial compliance with the request, unless the waiting period is earlier terminated.

MDS Inc. and Danaher Corporation continue to cooperate with the FTC and currently expect the transaction, which was announced on September 2, 2009 and received approval from MDS shareholders on October 20, 2009, to close before the end of the first calendar quarter of 2010, subject to the satisfaction of the conditions to closing.

About Danaher Corporation
Danaher is a diversified technology leader that designs, manufactures, and markets innovative products and services to professional, medical, industrial, and commercial customers.  Our portfolio of premier brands is among the most highly recognized in each of the markets we serve.  Driven by a foundation provided by the Danaher Business System, our 50,000 associates serve customers in more than 125 countries and generated $12.7 billion of revenue in 2008. For more information, please visit our Website: www.danaher.com

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that customers need for the development of drugs and diagnosis and treatment of disease. MDS Inc. is a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 3,600 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.